Earnings Presentation

1st Quarter 2026

May 5, 2026



Company Overview

> *ACIC is a specialty underwriter of catastrophe exposed commercial property insurance.*

American Coastal Insurance Corp. (Nasdaq: ACIC) is the insurance holding company for **American Coastal Insurance Company** (AmCoastal), a Florida domiciled P&C carrier, and **Skyway Underwriters** (SKU), a managing general agency, along with other operating affiliates.

AmCoastal is a balance sheet underwriter and has the **#1 market share of admitted commercial residential** property insurance **in Florida** with roughly 4,254 policies and $558.9 million of premium in-force. **AmCoastal has earned an underwriting profit every year since its inception in 2007.**

SKU is an MGA focused on producing & underwriting commercial property insurance on behalf of our risk bearing entities.

ACIC as of March 31, 2026

Total Assets:	$997 million
Total Equity:	$331.7 million
Annualized Revenue:	$284.8 million
Employees:	65
Headquarters:	St. Petersburg, FL
Credit Rating:	BBB-

Specialty Commercial Property	*Managing General Agency*
AmCoastal	skyway UNDERWRITERS



Executive Summary

- ## 1Q-26 Results

  - **Non-GAAP Core Income of $19.3m ($0.39)** decreased -$1.3m (-7%) from $20.7m ($0.42) y/y due to modest reduction in gross earned premiums as we maintain underwriting discipline in a softening commercial catastrophe property environment.

  - **Net premiums earned declined -$2.7m (-3.9%) y/y** to $65.6m due to a decrease in gross earned premium offset by lower reinsurance costs resulting in **Total Revenue being nearly flat y/y.**

  - Our **combined ratio of 66.0%** increased 1 point from last year due to net rate decreases and our **Non-GAAP underlying combined** ratio (which excludes current catastrophe losses and PY development) **was 68.3%** which was nearly identical to last year despite weaker premiums due to exceptionally good loss experience driving a lower loss ratio.

  - We experienced **$1.7m of favorable prior year reserve development**.

  - **Stockholders' equity** increased $14.1 million (+4.5%) from December 31, 2025, to **$331.7m** or **$6.86 per share** and **$7.04 per share excluding unrealized losses** in accumulated other comprehensive income. Tangible book value per share rose 6.7% to **$5.57 per share.**

- ## Other Highlights

  - The Florida commercial property market continued to soften during the quarter with **average premiums down -16.6%** in March Y/Y.

  - ACES Specialty Insurance Company is still pending approval by Arizona, but **AmCoastal assumed $6.2 million in E&S premiums in March** as our quota share supporting AmRisc's E&S commercial property portfolio commenced.

  - We have effectively completed our 6.1.26 Core CAT reinsurance program renewal and achieved very attractive pricing while also broadening our reinsurer panel and improving overall per occurrence and aggregate protection.



1Q-26 Financial Scorecard

Earnings and Return on Equity Continue to be Strong in the First Quarter.

Core Earnings per Share (CEPS)

1Q-26 = $0.39
vs.
Analysts' Avg Est. = $0.44

Combined Ratio (CR)

1Q-26 = 66.0%
vs.
Analysts' Avg Est. = 66.2%

Book Value per Share (BVPS)

1Q-26 = $6.86
vs.
Analysts' Avg Est. = $6.85

Core Return on Equity (CROE)

1Q-26 = 24.6%
vs.
Analysts' Avg Est. = 26.5%

ACIC AMERICAN COASTAL INSURANCE CORPORATION

1Q-26 Summary of Key Results

Earnings and Margins Remained Intact as the Market Continues to Soften.

$ in thousands, except per share amounts	Q1-26	Q1-25	Change
Net income (loss)	$ 19,254	$ 21,348	-9.8%
per diluted share (EPS)	$ 0.39	$ 0.43	
Reconciliation to core income (loss), net of tax:			
Investment gains (losses)	$ 421	$ (459)	
Amortization of intangible assets	$ (481)	$ (481)	
Gain (loss) from discontinued operations	$ -	$ 1,637	
Total adjustments	$ (60)	$ 697	
Core income (loss)	$ 19,314	$ 20,651	-6.5%
per diluted share (CEPS)	$ 0.39	$ 0.42	
Net loss & LAE ratio	15.6%	16.7%	
Net expense ratio	50.4%	48.3%	
Combined ratio	66.0%	65.0%	1.0 pts
Less: Net current year catastrophe loss & LAE	0.2%	0.0%	
Less: Net (favorable) unfavorable reserve development	-2.5%	-3.2%	
Underlying combined ratio	68.3%	68.2%	0.1 pts



1Q-26 Operating Overview

Revenues are flat YoY as the Market Continues to Soften, but Profitability and Margin Remain Strong.

$ in millions	Q1-26	Q1-25	Change	% Chg
Gross Premiums Earned	$ 141.1	$ 162.1	(21.0)	-13.0%
Ceded Premiums Earned	(75.5)	(93.8)	18.3	-19.5%
Net Premiums Earned	65.5	68.3	(2.8)	-4.1%
Investment & Other Income	5.1	5.9	(0.8)	-13.6%
Unrealized G(L) on Equities	0.5	(2.0)	2.5	-125.0%
Total Revenue	**71.2**	**72.2**	**(1.0)**	**-1.4%**
Underlying Loss & LAE	11.8	13.6	(1.8)	-13.2%
Current year CAT Loss & LAE	0.1	-	0.2	0.0%
Prior year development (F)/U	(1.7)	(2.2)	0.6	-27.3%
Net Loss & LAE	10.2	11.4	(1.2)	-10.5%
Operating Expense	33.1	33.0	0.1	0.3%
Interest Expense	2.3	2.7	(0.4)	-14.8%
Total Expenses	**45.6**	**47.1**	**(1.5)**	**-3.2%**
Other income (expense)	0.2	1.1	(0.9)	-81.8%
Earnings from continuing operations before tax	**$ 25.8**	**$ 26.2**	**(0.4)**	**-1.5%**
Provision (benefit) for income tax	6.5	6.5	-	0.0%
Net income from continuing operations	**$ 19.3**	**$ 19.7**	**$ (0.4)**	**-2.0%**

While revenues decreased year-over-year, expenses moved in tandem with this decrease.

Excluding a one-time benefit of $1.5 million in Q1 2025, operating expense would have decreased commensurate with our premium decrease.

Profitability and margin remain unchanged despite the market cycle.



Balance Sheet Highlights

($ in thousands, except per share amounts)		Mar. 31 2026		Dec. 31 2025	% Change
Selected Balance Sheet Data					
Cash & investments	$	599,445	$	647,744	-7.5%
Accumulated other comprehensive income (loss)	$	(8,492)	$	(7,242)	17.3%
Unpaid loss & LAE reserves	$	126,990	$	165,701	-23.4%
Reinsurance recoverable	$	112,057	$	128,205	-12.6%
Net Loss & LAE reserves	$	*14,933*	$	*37,496*	*-60.2%*
Financial debt	$	149,436	$	149,353	0.1%
Stockholders' equity	$	**331,698**	$	**317,565**	4.5%
Total capital	$	481,134	$	466,918	3.0%
Leverage Ratios					
Debt-to-total capital		31.1%		32.0%	-2.9%
Net premiums earned-to-stockholders' equity (annualized)		79.1%		96.6%	-18.1%
Per Share Data					
Common shares outstanding		48,342,811		48,764,802	-0.9%
Book value per common share	$	**6.86**	$	**6.51**	5.4%
Underlying book value per common share	$	7.04	$	6.66	5.7%
Tangible book value per common share	$	5.57	$	5.22	6.7%
Underlying tangible book value per common share	$	5.75	$	5.37	7.0%

Book value continues to grow, and liquidity remained strong in the first quarter of 2026.



Liquidity and Book Value Trends

The Company continues to build its liquidity position and book value through earnings.



Cash & Invested Assets

3-YR CAGR – 35.4%



Book Value Per Share

3-YR CAGR – 40.9%

*2024 - $0.50 special dividend declared
*2025 - $0.75 special dividend declared



Investment Portfolio Overview

- The Company continues to keep significant cash on hand as yields remain strong and invest funds as the Company's risk appetite dictates.

- The Company's high quality fixed income investments provide steady investment income with minimal risk.

($ in thousands)	Mar. 31, 2026	Dec. 31, 2025	Q/Q % Change
Investments, at fair value:			
Fixed Income	$275,360	$274,249	0.4%
Equities	$64,715	$61,685	4.9%
Other Investments	$20,421	$18,957	7.7%
Total Investments	$360,496	$354,890	1.6%
Total Cash	$238,949	$292,854	-18.4%
Total Cash & Investments	$599,445	$647,744	-7.5%

Fixed Income Metrics: Q1-2026	
Portfolio duration	2.3 years
Weighted Avg Coupon	3.69%
Book Yield	3.37%
% A-or Higher	82.5%
Composite Rating	A+



Portfolio Composition by NAIC Level

- Level 1
- Level 2
- Level 3+
- Unassigned

81.2% 11.8% 0.3% 6.8%



Portfolio Composition by Industry Sector

40.1% Government
16.6% Diversified
11.2% MBS
10.7% Financial
7.2% Consumer
3.8% Industrial
2.8% ABS
2.7% Utilities
1.7% Technology
1.6% Energy
1.5% Communications

Historical Pricing Environment

Pricing still above historical mean & with reinsurance costs decreasing, ACIC can earn good margins.

Generational Hard Market

Normalized ROE

Technical Price Level

Meaningful Reforms Implemented in FL

Sep-07 Sep-08 Sep-09 Sep-10 Sep-11 Sep-12 Sep-13 Sep-14 Sep-15 Sep-16 Sep-17 Sep-18 Sep-19 Sep-20 Sep-21 Sep-22 Sep-23 Sep-24 Sep-25







Core CAT Program – Effective 6.1.26

Total Program Per Occurrence Limit

$571.5M of FHCF + $600M of CAT Bond + $288.75M of Open Market + $164.3M of Gross QS = $1,624.6M in Total

$1,667.1M
278 Yr
Layer 6
Cat Bond 2026 Class A
15% Gross QS
Cat Bond '25
$1,041.8M
130 Yr
$898.4M
100 Yr
$541.7M
50 Yr
Cascading Coverage
FHCF 90%
Layer 3
Cat Bond '26 Class B
15% Gross QS
Layer 2
Layer 1
$50M
$50.0M
$20m Retention
Captive 45% QS

Based on 9/30/26P Exposures: AIRv11.5LTwDS +10% LAE

Key Coverage Highlights

- **Increased Cascading Coverage Features in Tower to Provide Significant Improvement in Aggregate / Sideways Protection**
  - $400M in cascading coverage down to $50M in 3rd and subsequent events, providing substantially more sideways coverage
  - Early renewal of Multi-Year Gross QS with increase in Per Occ & Agg Limit
- **Significant Amount of Multi-Year Coverage Placed to Reduce Pricing Volatility & Execution Risk in Subsequent Years**
  - $764M of limit placed ahead of 2027 renewal not including the FHCF Limit
- **All-Perils Coverage Above $50M**
  - Elimination a portion of AOP reinsurance limit needed in 2027
- **Expanded Reinsurer Panel (summarized below):**

	2023	2024	2025	2026
Incumbent	14	14	19	25
New		7	7	8
Non-Renewed		2	1	2
Total	**14**	**19**	**25**	**31**

ACIC AMERICAN COASTAL INSURANCE CORPORATION







Core CAT Placement Progression

3-Year CAT Reinsurance Pricing Movement

Rate-On-Line
High
Medium
Low
2023
2024
2025
2026
3 YR Rate Change:
(-40.40%)
3 YR Rate Change:
(-36.96%)
3 YR Rate Change:
(-35.74%)
Low
Medium
High
Loss-On-Line

Significant improvement in costs from 2023 – 2026 while also achieving improved coverage (i.e. all perils, multi-year, cascading coverage).

4-Year Program Exhaustion[1] Progression

159
238
370
476

	9/30/23P	9/30/24P	9/30/25P	9/30/26P
TIV ($ billions)	60.0	57.6	60.6	78.0
Return Time Yr	159	238	370	476

TIV ($ billions) — Return Time Yr

1) Return Time Year based on 9/30 Projected exposures in AIRv10LT for each respective year

Excess Per Risk Program – Effective 4.1.26

Structure Illustration



$45M

Auto-Fac
$35M xs $10M
2x Occ. Limit
Free and Unlimited Reinst.

$10M

Treaty - $5M xs $5M
Placed 85.0%
2x Occ. Limit / 1@100, 1 Free

$5M

Retention: $4.25M

15% Arch QS

Excess Per Risk Program Highlights

- **4/1/26 Per Risk and Auto FAC Program**

  - All Perils Coverage (excludes Named Storm)

  - Retention: $4,250,000

  - Deposit Premium: $3,812,500

    - **$35m xs $10m Auto FAC Layer**
      - Per Building Coverage
      - Increased layer from $25m to $35m
      - Can write ISO 5 & 6 business above $45m of TIV
      - 8 incumbent reinsurers on the Auto FAC panel

    - **$5m xs $5m Treaty Layer**
      - Per Policy Coverage
      - <u>Added 8 new reinsurers</u> on the treaty layer

ACIC AMERICAN COASTAL INSURANCE CORPORATION

Cautionary Statements

This presentation and the accompanying remarks contain "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These forward looking statements include expectations regarding our diversification, growth opportunities, retention rates, liquidity, investment returns and ability to meet our investment objectives and to manage and mitigate market risk with respect to our investments. These statements are based on current expectations, estimates and projections about the industry and market in which we operate, and management's current beliefs and assumptions. Without limiting the generality of the foregoing, words such as "may," "will," "expect," "endeavor," "project," "believe," "anticipate," "intend," "could," "would," "estimate" or "continue" or the negative variations thereof, or comparable terminology, are intended to identify forward-looking statements. Forward-looking statements are not guarantees of future performance and involve certain known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. The risks and uncertainties include, without limitation: the regulatory, economic and weather conditions in the states in which we operate; the impact of new federal or state regulations that affect the property and casualty insurance market; the cost, variability and availability of reinsurance; assessments charged by various governmental agencies; pricing competition and other initiatives by competitors; our ability to attract and retain the services of senior management; the outcome of litigation pending against us, including the terms of any settlements; dependence on investment income and the composition of our investment portfolio and related market risks; our exposure to catastrophic events and severe weather conditions; downgrades in our financial strength ratings; risks and uncertainties relating to our acquisitions, including our ability to successfully integrate the acquired companies; and other risks and uncertainties described in the section entitled "Risk Factors" and elsewhere in our filings with the Securities and Exchange Commission (the "SEC"), including our Annual Report in Form 10-K for the year ended December 31, 2025 and 2024. We caution you not to place undue reliance on these forward looking statements, which are valid only as of the date they were made. Except as may be required by applicable law, we undertake no obligation to update or revise any forward-looking statements to reflect new information, the occurrence of unanticipated events, or otherwise.

This presentation contains certain non-GAAP financial measures. These measures should be considered supplementary to our results of operations and financial condition that are presented in accordance with GAAP and should not be viewed as a substitute for GAAP measures. See our earnings release, Form 10-K and Form 10-Q for further information regarding these non-GAAP financial measures.

